SPEEDTRADER, INC.
ANNUAL AUDITED REPORT
FORM X-17X-5
PART III
SEC FILE NO. 8-53035
YEAR ENDED DECEMBER 31, 2024
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
CONFIDENTIAL TREATMENT REQUESTED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

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SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2024__   AND ENDING __12/31/2024__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **SpeedTrader, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2875 RT 35, STE 5C-2
(No. and Street)

Katonah	NY	10536
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joe Ely	845-926-5656	jely@speedtrader.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Wagner, Ferber, Fine & Ackerman, PLLC
(Name – if individual, state last, first, and middle name)

66 South Tyson Ave.	Floral Park	NY	11001
(Address)	(City)	(State)	(Zip Code)

05/26/2024	3572
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe Ely, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SpeedTrader, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President & CEO

[signature]
Notary Public

Abigale Vasquez-Acevedo
Notary Public, State of New York
Registration Number #02VA6398435
Qualified in Westchester County
Commission Expires September 30, 2027

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SpeedTrader, Inc.
Index to the Financial Statements
December 31, 2024

Table of Contents



Wagner, Ferber, Fine & Ackerman PLLC
Certified Public Accountants & Business Advisors

237 West 35th Street, Suite 1001
New York, NY 10001
(212) 576-1829
Fax (212) 564-7530
www.wffacpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of SpeedTrader, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SpeedTrader, Inc. as of December 31, 2024, the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of SpeedTrader, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of SpeedTrader, Inc.'s management. Our responsibility is to express an opinion on SpeedTrader, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SpeedTrader, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Long Island Office | 66 South Tyson Avenue | Floral Park, NY 11001 | (516) 328-3800 | Fax (516) 488-4695

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM *(Continued)*

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and other information have been subjected to audit procedures performed in conjunction with the audit of SpeedTrader, Inc.'s financial statements. The supplemental information is the responsibility of SpeedTrader, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and other information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as SpeedTrader, Inc.'s auditor since 2009.

New York, New York
February 28, 2025

SpeedTrader, Inc.
Statement of Financial Condition
Year Ended December 31, 2024

ASSETS

ASSETS:		
Cash	$	456,454
Commissions receivable, net		297,134
Marketable Securities		413
Other receivable		479
Prepaid expenses & security deposits		67,128
Clearing deposits		850,075
Property and Equipment, net		9,209
Right-of-Use Asset, net - operating		274,565
TOTAL ASSETS	$	1,955,457

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accrued expenses and accounts payable	$	615,620
Lease Liability - Operating		284,910
TOTAL LIABILITIES		900,530
Commitments and Contingencies		
Stockholder's Equity		
Common stock		200
Capital in excess of par value		975,347
Retained earnings (deficit)		79,380
TOTAL STOCKHOLDER'S EQUITY		1,054,927
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,955,457

The accompanying notes are an integral part of these financial statements


SpeedTrader, Inc.
Statement of Income
Year Ended December 31, 2024


REVENUES:		
Commission income	$	1,940,285
Margin Income		841,111
Other income		3,255,410
TOTAL REVENUES		6,036,806
EXPENSES:		
Employee compensation and benefits		933,255
Clearing and execution fees		3,531,737
Communication and data processing		611,481
Lease expense		81,912
Other expenses		574,106
Interest expense		3,148
Depreciation		5,252
TOTAL EXPENSES		5,740,891
Income before Other Income (Expense) and State Franchise Taxes		295,915
OTHER EXPENSE:		
Trading loss		(576)
TOTAL OTHER EXPENSE		(576)
Income before State Franchise Taxes		295,339
State franchise taxes		3,000
NET INCOME	$	292,339


The accompanying notes are an integral part of these financial statements



SpeedTrader, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2024


		Total Stockholder's Equity
Balance, January 1, 2024	$	632,588
Distributions		-
Contributions		130,000
Net Income		292,339
Balance, December 31, 2024	$	1,054,927

SpeedTrader, Inc.
Statement of Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2024

Subordinated Liabilities - January 1, 2024	$	-
Subordinated Liabilities - December 31, 2024	$	-


SpeedTrader, Inc.
Statement of Cash Flows
Year Ended December 31, 2024


Cash Flows Provided by Operating Activities

Net Income	$	292,339
Adjustments to reconcile net loss, to net cash used in operating activities:		
Depreciation		5,252
Non-cash portion of lease expense for operating lease		78,516
Trading loss		492
Repayment of lease liability - operating lease		(76,233)
Changes in assets and liabilities		
Commission receivable		(147,035)
Rebates and other receivable		74
Prepaid expenses		14,158
Clearing deposit		(100,050)
Settlement Agreement Payable		-
Accrued expenses and taxes payable		200,716
Net cash used in operating activities		268,229

Cash Flows Provided by Investing Activities

Purchase of Marketable Securities		-
Purchase of Property and Equipment		(2,959)
Net cash used in investing activities		(2,959)

Cash Flows From Financing Activities

Member contributions		130,000
Net cash provided by financing activities		130,000

Net Increase in Cash		395,270
Cash at beginning of the year		61,184
Cash at end of the year	$	456,454

Supplemental cash flow disclosures

Interest paid	$	3,148


The accompanying notes are an integral part of these financial statements


NOTE 1.   ORGANIZATION

SpeedTrader, Inc. ("the Company"), formerly Mint Global Markets, Inc., was incorporated in the state of the New York in 1999. During 2001, the Company received authorization to engage in the business of performing security transactions for investors and businesses (clients) as a securities broker-dealer The Company is a member of Financial Industry Regulatory Authority ("FINRA"), and is registered with the Securities and Exchange Commission ("SEC"). The Company also allows its clients access to use any of its registered representatives to complete security transactions or directly complete any security transaction on line. The Company operates as an introducing broker through its clearing brokers, Axos Clearing, Inc. ("AXOS") and Curvature Securities, LLC ("Curvature") on a fully disclosed basis.

The Company does not hold funds or securities for, or owes any money or securities to customers and does not carry accounts of or for customers. Customers send money directly to the clearing organization for deposit into the Company's accounts. The Company collects commission fees for its services to its customers. The Company is currently registered to do business in many states.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which involve the application of accrual accounting; accordingly, the financial statements reflect all material receivable, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash and cash equivalents

Commissions Receivable

Commissions receivable are initially recorded at fair value upon the completion of services to the customers and are stated net of an allowance for uncollectible accounts which represents estimated losses resulting from the inability of customers to make the required payments. When determining the allowance for uncollectible accounts, the Company takes several factors into consideration including the overall composition of accounts receivable aging, historical collection experience, current trends, the type of customer and its day-to-day knowledge of specific customers. Estimated losses resulting from uncollectible accounts are recorded as the provision for doubtful accounts which is included in clearing and execution fees. At December 31, 2024, Management believes no allowance is necessary.

Rebates Receivable

Rebates receivable represent amounts due from various exchanges based on the volume of trades generated by the Company's clients

Investments in Equity Securities

Investments in equity securities not accounted for under the equity method of accounting are measured at fair value with changes recognized in net income.

During 2024, the Company recognized $492 of net losses on investments in equity securities.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation and amortization. The costs of additions and improvements are capitalized and expenditures for repairs and maintenance are expensed as incurred. Fully depreciated assets are retained in property and depreciation accounts until they are removed from service. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and the resulting gains or losses are included in operations. Depreciation of property and equipment is accounted for on the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is calculated by the straight-line method over the shorter of the term of the related lease or the useful lives of the improvements.

Leases

The Company categorizes leases with contractual terms longer than twelve months as either operating or finance leases. Leases are classified as finance leases when the Company expects to consume a major part of the economic benefits of the leased assets over the remaining lease term. Conversely, the Company is not expected to consume a major part of the economic benefits of assets classified as operating leases. The lease classification affects both the pattern and presentation of the expense recognized in the statement of income, the categorization of assets and liabilities in the balance sheet, and classification of cash flows in the statement of cash flows.

Total lease cost consists of two components; amortization expense related to the write-off of right-of-use assets, and interest expense from lease obligations.

For financing leases, total lease cost is recorded on an accelerated basis whereby interest expense is recorded using the effective interest method and right-of-use assets are amortized on a straight-line basis over the remaining lease term. For operating leases, total lease cost is measured and recorded on a straight-line basis over the lease term.

Non-lease components, such as common area maintenance (CAM) charges, are separated from lease components based on terms of related lease. Variable lease components consist of real estate taxes and insurance charges related to the real estate lease and are recorded as lease expense as incurred.

Lease obligations are measured and recorded at the present value of future lease payments using a discount rate. Because the Company generally does not have access to the rate implicit in each lease, lease obligations are measured using the incremental borrowing rate as the discount rate. The incremental borrowing rate is the rate that would be paid to borrow on a collateralized basis over a similar term and amount equal to the lease payments in a similar economic environment. The Company uses a single incremental borrowing rate of 1.04% rate to its real estate lease.

Right -of-use assets are generally measured and recorded at the sum of the lease obligation, any initial direct costs to consummate the lease, and any lease payments made on or before the commencement date.

Impairment of Long-Lived Assets

In accordance with Financial Accounting Standards Board (" FASB") Accounting Standards Codification ("ASC") 360, long-lived assets, including property and equipment and intangible assets subject to amortization are reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate the carrying amount may not be recoverable through future undiscounted cash flows. An impairment loss is measured as the amount by which the carrying amount of a long- lived asset exceeds its fair value. At December 31, 2024, Management believes no impairment write down is necessary.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Due to Brokers

The Company clears all of its brokerage transactions through two broker-dealers on a fully disclosed basis. Due to broker relates to obligations to the Company's brokers from a compilation of all securities activities.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers (ASC, Topic 606). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods of services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five-step model to (a) identify the contract with a customer; (b) identify the performance obligations in the contract; (c) determine the transaction price; (d) allocate the transaction price to the performance obligations in the contract: and (e) recognize revenue when, or as, the Company satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments and interest income.

Commission income is recognized at a point in time on a trade date basis as security transactions occur and consists of contractual commission percentages. Related clearing expenses are also recognized on a trade date basis as security transactions occur.

Other income includes subscription fees for usage of the company's web based trading platform. Other income is in relation to customer related transactions wherein the Company is charged a fee that corresponds to a customer trade and then either adds a small markup or passes through the charge to the customer. Other income is reflective of the money that the customer has been charged for:

> Borrow Income – fees that were billed out to customers for holding a security on margin overnight
> Locate Income - fees involved with locating shares to short
> ECN Charges to Client - fees that are passed through for order routing

Income Taxes

The Company has elected to have its income taxed under Section 1362 (Subchapter S) of the Internal Revenue Code of 1986 and applicable state statutes, which provide that in lieu of corporate income taxes, the shareholder include his proportionate share of the Company's taxable income or loss on his individual income tax returns. Accordingly, no provision for federal or regular state income taxes is reflected in the financial statements. However, the Company is subject to various minimum state filing fees for which provisions have been made.

The stockholder of the Company has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company was to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The stockholder's conclusion regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal and state authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2021 are no longer subject to examination by tax authorities.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Advertising Costs

In accordance with FASB ASC 720 "Other Expenses", advertising costs of $14,112 were expensed as incurred for the year ended December 31, 2024.

Subsequent Events

Management has evaluated subsequent events or transactions through February 26th, 2025, the date which the financial statements were available to be issued.

NOTE 3.   BROKERAGE ACTIVTIES

All transactions for the Company's customers are cleared through a carrying broker- dealer (the "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2024, customer obligations to the clearing firm were collateralized by cash and securities with a market value in excess of their obligations.

During 2024, two customers defaulted on their obligations under the margin provision in the clearing agreement which aggregated $885,998, for which the clearing house, Axos, turned to the Company to satisfy the default. The loss is reflected in the Statement of Income as Clearing and Execution fee. The outstanding balance due as of December 31, 2024 is $377,171.

NOTE 4.   DEPOSITS WITH CLEARING ORGANIZATIONS

Under the Company's clearing agreements with Curvature and AXOS, the Company is required to maintain cash deposits which are reflected on the balance sheet as Clearing Deposits and are as follows:

Curvature Clearing	$250,000
AXOS	600,075
	$850,075

NOTE 5.   PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of the following:

	Estimated useful life-Years		
Furniture and Fixtures	7 – 10	$	37,462
Equipment	7 – 10		99,554
			137,016
Less: Accumulated depreciation and amortization			(127,807)
Net property and equipment		$	9,209

Depreciation expense for the year ended December 31, 2024 was $5,252.

NOTE 6.   LEASES

In April 2022, the Company entered into a three-year lease, expiring in May 2025 (with a three-year extension), for the facility located in Katonah, New York. The terms of the lease provides for annual rent payments over the remaining years (of the lease, including the three year extension) in amounts ranging from $75,979 to $88,081 through 2028. In addition to base rent, the Company pays for real estate taxes and insurance which are recorded as lease expense when inferred. The renewal option was included in the Company's determination of the right-of assets and related lease liability since the additional renewal was considered reasonably certain at the expiration date. The Company has elected the practical expedient to not separate lease components from non-lease components for its operating lease.

Operating right-of-use asset is recognized based on the net present value of the remaining lease payments over the lease term. Since this lease does not provide an implicit rate of return, the Company uses its incremental borrowing rate based on information available at the remeasurement date in determining the present value of lease payments.

The Company adopted Topic 842, Leases beginning on January 1, 2022, through a modified retrospective approach for leases existing at the adoption date. Amounts recognized as right-of-use asset related to the operating lease is included as an asset in the balance sheet, while related lease liabilities are also included in current and long-term liabilities in the balance sheet.

As of December 31, 2024, right-of-use asset and lease liabilities related to the operating lease was as follows:

Right-of-use asset:

Cost	$ 475,824
Less: Accumulated amortization	201,259
	$ 274,565

Lease Liability:

Current portion	$ 79,430
Long-term portion	205,480
	$ 284,910

NOTE 6. **LEASES (continued)**

A summary of total lease expense, by component, and other lease information for the year-ended December 31, 2024 is as follows:

Total Operating lease expense	$ 78,282

Other lease information:

Cash paid for amounts included in the
measure of lease liabilities:

Operating Cash Flow from Operating lease	$ 79,629
Remaining lease term – Operating lease:	3.42 years
Discount rate – Operating lease:	1.04%

A summary of the future lease payments for the operating lease, reconciled to the lease liability recorded at December 31, 2024 is as follows:

Year Ending December 31,	Operating Lease
2025	82,018
2026	84,478
2027	87,013
2028	36,701
Total future lease payments	290,210
Less effects of discounting	5,300
Lease liability recorded at December 31, 2024	$ 284,910

NOTE 7. **FAIR VALUE MEASUREMENTS**

The company accounts for marketable securities in accordance with FASB ASC 820, "Fair Value Measurements and Disclosures". ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Basis of Fair Value Measurement

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

NOTE 7.   FAIR VALUE MEASUREMENTS (continued)

A financial instrument's level with the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table presents, by level within the fair value hierarchy, the Company's investment assets at fair value as of December 31, 2024. As required by ASC 820, investment assets are classified in their entirety based upon the lowest level of input that is significant to the fair value measurement.

Description	Amount	Level 1	Level 2	Level 3
Equity/Stock Positions	$ 413	$ 413	$ -	$ -

The carrying amounts of the Company's other financial instruments, which include cash and cash equivalents, commissions receivable, accrued expenses and accounts payable, approximate their fair values at December 31, 2024 due to the short-term nature of these investments.

NOTE 8.   NET CAPITAL REQUIREMENTS

As a registered securities broker, member of the Financial Industry Regulatory Authority, Inc., (FINRA), the Company is subject to the SEC's Uniform Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, or $100,000, whichever is greater. At December 31, 2024, the Company had net capital of $978,528, which exceeded the requirements by $878,528. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with clearing brokers

NOTE 9.   ACCRUED EXPENSES AND ACCOUNTS PAYABLE

Accrued expenses and taxes payable consist of the following:

Accrued communications and data processing costs	$	40,595
Accrued clearing and execution fees		56,405
Accrued other cost		141,449
Accrued customer indemnification		377,171
Total	$	615,620

NOTE 10.   REGULATORY ACTION

The Company settled with FINRA the issues brought to light in two separate year end examinations. These issues are related to deficiencies in the Company's supervisory systems and written supervisory procedures. This was resolved in 2024, the Company paid $165,000, which has been reflected in the Company's Statement of Income for the years ended December 31, 2024 and 2023.

NOTE 11. COMMITMENTS AND CONTINGENT LIABILITIES

Employee Benefit Plan

The Company offers its employees a 401(k) plan. Under the plan eligible employees in 2024 could defer up to $22,500 for the year, in addition to a $7,500 catch-up contribution for employees 50 years of age or older. There were no matching contributions for the year ended December 31, 2024.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash in banks with balances in excess of the U.S. Federal Deposit Insurance Corporation (FDIC) insured $250,000 limit. Management believes that the Company is not exposed to any significant credit risk related to cash. At December 31, 2024 the Company had no cash deposits in excess of the FDIC limits. The Company also has cash balances in brokerage accounts with its clearing brokers who are insured under the Securities Investors Protection Corporation ("SIPC") up to cash balances of $250,000. At December 31, 2024, the Company had approximately $14,000 which exceeded the insured limits.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF December 31, 2024

SpeedTrader, Inc.
Schedule I - Computation of Net Capital Under S.E.C. Rule 15C3-1
of the Securities and Exchange Commission
Year Ended December 31, 2024

Computation of Net Capital:		
Total Member's Equity	$	1,054,927
Deductions and/or charges		
Prepaid Expenses		(67,128)
Other		(9,209)
Net capital before haircuts on securities positions		978,590
Haircuts and undue concentrations		(62)
Net Capital		978,528
Computation of Aggregate Indebtedness:		
Accrued Liabilities and other payables		900,530
Aggregate Indebtedness		900,530
Computation of Basic Net Capital Requirement:		
Minimum net capital required (6 2/3% of aggregate indebtedness)		51,739
Minimum dollar requirement		100,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	100,000
Excess net capital	$	878,528
Ratio: Aggregate indebtedness to Net capital		0.92
Reconciliation of Net Capital to Submitted Unaudited Net Capital		
Net capital per unaudited X-17A-5	$	725,529
Audit adjustments:		
Adjustment for additional accrued expenses		(186,196)
Net capital per audit report	$	539,333

The accompanying notes are an integral part of these financial statements

Mint Global Markets, Inc.
Computation for Determination of Reserve Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3 Under the Securities and Exchange Commission
December 31, 2024

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See report of independent accounting firm.

SpeedTrader, Inc.
Securities Investor Protection Corporation
Schedule of Assessment and Payments
Year Ended December 31, 2024

Period Covered		Amount
General asessment reconciliation for the period of January 1, 2024 to December 31, 2024	$	4,828
Payment Schedule:		
Payment for SIPC-6 - August 28, 2024	$	2,311
Payment for SIPC-7 - January 23, 2025		2,517
Total Payments	$	4,828

The accompanying notes are an integral part of these financial statements



Wagner, Ferber, Fine & Ackerman PLLC
Certified Public Accountants & Business Advisors

237 West 35th Street, Suite 1001
New York, NY 10001
(212) 576-1829
Fax (212) 564-7530
www.wffacpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of SpeedTrader, Inc.

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) SpeedTrader, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which SpeedTrader, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii), (the "exemption provisions") and (2) SpeedTrader, Inc. stated that SpeedTrader, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. SpeedTrader, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SpeedTrader, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wagner Ferber Fine & Ackerman PLLC

New York, New York
February 28, 2025

Long Island Office | 66 South Tyson Avenue | Floral Park, NY 11001 | (516) 328-3800 | Fax (516) 488-4695



MANAGEMENT STATEMENT REGARDING COMPLIANCE

WITH THE EXEMPTION PROVISIONS OF SEC RULE 15C3-3

We, as the management of SpeedTrader, Inc (the "Company ") are responsible for the Company's compliance with the exemption provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEC Rule 15c3-3"). The following statements are made to our best knowledge and belief: (1) the Company claims an exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), and (2) for the following reporting period of January 1, 2024 through December 31, 2024, the Company has met the identified exemption provision without exception.

SpeedTrader, Inc.

J Ely

Joe Ely, CEO

February 27, 2025

2875 RT 35, Ste C5-2 (800) 874-3039



WFFA Wagner, Ferber, Fine & Ackerman PLLC
Certified Public Accountants & Business Advisors

237 West 35th Street, Suite 1001
New York, NY 10001
(212) 576-1829
Fax (212) 564-7530
www.wffacpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders
of SpeedTrader, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of SpeedTrader, Inc., is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Wagner Ferber Fine + Ackerman PLLC

Floral Park, New York
February 28, 2025

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Long Island Office | 66 South Tyson Avenue | Floral Park, NY 11001 | (516) 328-3800 | Fax (516) 488-4695